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Women-owned
Hendersonville Toy Company

Toy Store

317 7TH Ave E
Hendersonville, NC 28792
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.75× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Hendersonville Toy Company is seeking investment to open our first brick and mortar.
MORE THAN YOUR AVERAGE TOY STORE

Hendersonville Toy Company is more than your average toy store. Our retail store offers a variety of toys, adult & youth games, a wide selection of books and stationery items. Our event rental space is ideal for kids' birthday parties, baby showers, homeschool groups and small meetings. We plan to host pop-up shops throughout town while we continue efforts to open up our permanent location in Downtown Hendersonville, NC's Historic Seventh Avenue District.

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OUR MISSION

Hendersonville Toy Company's mission is to provide a fun and exciting environment for children and their families to shop a wide variety of unique toys, games, books and more. The store's overall experience will bring joy to both the young and young-at-heart.

Support our Community. Hendersonville Toy Company will focus our efforts on the youth in our community to help grow their creativity and learning through our products and support local, youth-based organizations through sponsorships and additional opportunities, where available.
A Great Experience. Hendersonville Toy Company will provide a top notch customer service experience by supporting staff with training, a living wage and other benefits.
Something for Everyone. Hendersonville Toy Company wants to ensure if a child comes into the store with a small allowance, they will be able to find something to purchase with it.
THE SPACE

Hendersonville Toy Company will begin as a serious of pop-ups shops throughout Hendersonville, NC. Our permanent location will feature a retail shop offering unique and specialty toys, books and other products and an event rental space for small gatherings. The permanent location is located within Downtown Hendersonville, NC in the Historic Seventh Avenue District at 317 7th Avenue East.

The Historic Seventh Avenue District has a rich history of commerce within the community. 317 N Main St., Hendersonville Toy Company's soon-to-be permanent location was built around 1922 and started as a meat shop. Over the years, the location has been everything from a garage to a thrift store.
The permanent location will include approximately 1000 square feet of retail space, 1000 square feet of event rental space, 500 square feet of storage/breakroom area and 1000 square feet of rentable office space. that will be occupied by LS Creative, owned by Lyndsey Simpson.
Hendersonville Toy Company will operate five days a week to start with a plan to expand hours to six or seven days a week, depending on demand. Hours will be Wednesday through Saturday, from 10am to 6pm and Sunday from 11am to 5pm.
The recently renovated space has been brought back to life and features 16 foot ceilings with large wooden beams, concrete floors, exposed brick walls and large windows at the front.
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TARGET MARKET

Hendersonville Toy Company has identified three target segments - family tourism, local parents & grandparents and the homeschool community. Location/proximity and purchase intention are the largest determining factors between the segments.

Family Tourism: This market segment's largest determining factor is location/proximity and will be the largest of the market segments. For a majority of this market segment, they are visiting from out of town. Their proximity will most likely be from out of state, but they could reside in the greater Western North Carolina area. Their purchase intention would be a souvenir from their travels or something for the children to do while in town. This market segment will be most active during the summer and fall months.

Local Parents & Grandparents: This market segment's largest determining factor is purchase intention and will be the second largest of the market segments. Their purchase intention would be gifts for their children and grandchildren. They will also make purchases as gifts for their extended family and friends. Their proximity will be local - Hendersonville & Henderson County. While this market segment will purchase year-round, Hendersonville Toy Company anticipate the most activity during the fall and winter months leading up to the holidays.

Homeschool Community: This market segment's largest determining factor is purchase intention and will be the third largest of the market segments. Their purchase intention would be for educational items, including flash cards, books, toys & games, to be used for teaching lessons to children. They may also make purchases as gifts. Their proximity will be local - Hendersonville & Henderson County. While this market segment will purchase year-round, Hendersonville Toy Company anticipates the most activity just prior to school starting.

WHAT WILL HENDERSONVILLE TOY COMPANY OFFER?

Hendersonville Toy Company will offer a variety of books and specialty toys, with an emphasis on environmentally friendly/sustainably-made toys and small lines from women-owned & minority-owned creators.

BOOKS: Board Books - Picture Books - Graphic Novels - Short Chapter Books - Puzzle Books - Dual Language Books
TOYS: STEM - Building/Construction Toys - Educational Toys - Nostalgic Toys - Wind-up & Fidget Toys - Finger Puppets & Stuffed Animals - Outdoor & Water Play
NOVELTY: Candy - Specialty Snack Items - Children's First Aid Items
ARTS & CRAFTS: Craft Kits - Painting & Drawing - Dress-up & Imaginative Play
PUZZLES & GAMES: Card Games - Board Games - Jigsaw Puzzles - Flash Cards
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DECEMBER 2021

A Dream Begins...

JANUARY 2022
Incorporated

Lyndsey & Tony Simpson formed Hendersonville Toy Company, LLC in North Carolina.

FEBRUARY 2022

Hendersonville Toy Company begins taking shape with product and market research.

JUNE 2022

Lyndsey and Tony Simpson begin visitng locations for Hendersonville Toy Company and find the perfect spot in Downtown Hendersonville, NC in the Historic 7th Avenue District.

SEPTEMBER 2022
Capital Raise

Hendersonville Toy Company starts the funds raising journey on Mainvest.

This is a preview. It will become public when you start accepting investment.
Q&A
How will Hendersonville Toy Company Company with online retailers?

Hendersonville Toy Company will offer local delivery of our products through the new USPS Local Connect program. This program will allow us to ship packages locally same-day and next-day. You can learn more about that program at https://www.uspsconnect.com/.

What makes Hendersonville Toy Company most unique?

Hendersonville Toy Company is a destination, not just a toy shop. With a wide selection of unique toys & games, books and an inviting atmosphere, guests will want to spend time in the store. To enhance the experience, Hendersonville Toy Company will have interactive opportunities throughout the store including a cozy reading area.

How does Hendersonville Toy Company plan to advertise?

Hendersonville Toy Company will utilize a multi-channel approach to market their space. This plan consists of radio, print, direct mail, website and social media. Messaging will be targeted depending on the media channel and target audience.

How will Hendersonville Toy Company standout from other local retailers?

Currently, there are a few other local retailers that offer toys and other children's items. Hendersonville Toy Company will differentiate itself from these retailers by offering a wider selection of books, an event space and, by focusing the toy selection on environmentally and sustainably made products. Hendersonville Toy Company also plans to sell locally made products whenever possible.

What uses do anticipate the event space being used for?

Hendersonville Toy Company plans to market the event space as being ideal for birthday parties, baby showers and homeschool groups. The event space could also be used for small business meetings, craft classes and more. Hendersonville Toy Company anticipates being able to fit 50 people comfortably at 6-foot tables, but could see the space being utilized for slightly larger groups as well, depending on the function.

How will Hendersonville Toy Company Company with online retailers?

Hendersonville Toy Company will offer local delivery of our products through the new USPS Local Connect program. This program will allow us to ship packages locally same-day and next-day. You can learn more about that program at https://www.uspsconnect.com/.

What makes Hendersonville Toy Company most unique?

Hendersonville Toy Company is a destination, not just a toy shop. With a wide selection of unique toys & games, books and an inviting atmosphere, guests will want to spend time in the store. To enhance the experience, Hendersonville Toy Company will have interactive opportunities throughout the store including a cozy reading area.

How does Hendersonville Toy Company plan to advertise?

Hendersonville Toy Company will utilize a multi-channel approach to market their space. This plan consists of radio, print, direct mail, website and social media. Messaging will be targeted depending on the media channel and target audience.

How will Hendersonville Toy Company standout from other local retailers?

Currently, there are a few other local retailers that offer toys and other children's items. Hendersonville Toy Company will differentiate itself from these retailers by offering a wider selection of books, an event space and, by focusing the toy selection on environmentally and sustainably made products. Hendersonville Toy Company also plans to sell locally made products whenever possible.

What uses do anticipate the event space being used for?

Hendersonville Toy Company plans to market the event space as being ideal for birthday parties, baby showers and homeschool groups. The event space could also be used for small business meetings, craft classes and more. Hendersonville Toy Company anticipates being able to fit 50 people comfortably at 6-foot tables, but could see the space being utilized for slightly larger groups as well, depending on the function.

How will Hendersonville Toy Company Company with online retailers?

Hendersonville Toy Company will offer local delivery of our products through the new USPS Local Connect program. This program will allow us to ship packages locally same-day and next-day. You can learn more about that program at https://www.uspsconnect.com/.

What makes Hendersonville Toy Company most unique?

Hendersonville Toy Company is a destination, not just a toy shop. With a wide selection of unique toys & games, books and an inviting atmosphere, guests will want to spend time in the store. To enhance the experience, Hendersonville Toy Company will have interactive opportunities throughout the store including a cozy reading area.

How does Hendersonville Toy Company plan to advertise?

Hendersonville Toy Company will utilize a multi-channel approach to market their space. This plan consists of radio, print, direct mail, website and social media. Messaging will be targeted depending on the media channel and target audience.

How will Hendersonville Toy Company standout from other local retailers?

Currently, there are a few other local retailers that offer toys and other children's items. Hendersonville Toy Company will differentiate itself from these retailers by offering a wider selection of books, an event space and, by focusing the toy selection on environmentally and sustainably made products. Hendersonville Toy Company also plans to sell locally made products whenever possible.

What uses do anticipate the event space being used for?

Hendersonville Toy Company plans to market the event space as being ideal for birthday parties, baby showers and homeschool groups. The event space could also be used for small business meetings, craft classes and more. Hendersonville Toy Company anticipates being able to fit 50 people comfortably at 6-foot tables, but could see the space being utilized for slightly larger groups as well, depending on the function.

THE TEAM
Lyndsey Simpson
CEO/Chief Idea Wizard

Lyndsey is co-owner of Hendersonville Toy Company. She brings invaluable design and marketing skills to the organization through her career of over 10 years in graphic design and advertising. Lyndsey currently owns LS Creative, a successful graphic design studio specializing in branding and print design. She also is the owner of Paper Clutz Co., the stationery & greeting card company that will have a retail space within Hendersonville Toy Company. Her main responsibilities will be purchasing, market research, advertising, human resources and business development.

Anthony Simpson
General Manager/Chief Mischief Maker

Anthony is co-owner of Hendersonville Toy Company. He brings a wealth of experience to the organization that will assist in its retail success. Anthony's skills have been gained through a lifetime of working in retail sales, but were honed during his time serving as a Department Supervisor at The Home Depot. Through this position, he learned merchandising, inventory management, employee management, effective security measures, conflict resolution and essential customer service practices. Furthermore, working for a large retail establishment, gave Anthony a firsthand look on how to best streamline procedures geared for growth and set realistic sales goals based on past performance and local trends.

Cole Simpson
Product Tester/Master of Fun

Hendersonville Toy Company is truly a family business built for families. With that in mind, Lyndsey and Tony Simpson had to include their ten-year-old son in the team. When he's not attending school or playing video games with his friends, Cole will serve as unofficial product tester and master of fun.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Working Capital $23,312
Mainvest Compensation $1,688
Total $25,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $331,248 $369,176 $395,266 $422,238 $451,071
Cost of Goods Sold $150,000 $160,500 $171,735 $183,756 $196,618
Gross Profit $181,248 $208,676 $223,531 $238,482 $254,453

EXPENSES

Rent $18,746 $66,849 $69,523 $72,303 $75,195
Payroll $63,547 $65,135 $66,763 $68,432 $70,142
Sales/Marketing & Other Expenses $14,153 $14,506 $14,868 $15,239 $15,619
Utilities $3,600 $3,690 $3,782 $3,876 $3,972
Insurance $1,700 $1,742 $1,785 $1,829 $1,874
Operating Profit $79,502 $56,754 $66,810 $76,803 $87,651
This information is provided by Hendersonville Toy Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2022 Balance Sheet
Investment Round Status

Target Raise $25,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends July 21st, 2022

Summary of Terms

Legal Business Name Hendersonville Toy Company LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.75×

Investment Multiple 1.5×

Business's Revenue Share 2%-8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2027

Financial Condition

No operating history

Hendersonville Toy Company was established in January 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Hendersonville Toy Company forecasts the following milestones:

Secure lease in [Hendersonville, NC] by [September 2022].

Open an online store by [December 2022].

Hire for the following positions by [March 2023]: [Part-time Sales Associate]

Hire for the following positions by [June 2023]: [Part-time Sales Associate]

Hire for the following positions by [December 2023]: [Assistant Store Manager]

Hire for the following positions by [December 2024]: [Full-time Sales Associate]

Achieve [$451,071] revenue per year by [Year 5].

Achieve [$32,505] net profit per year by [Year 5].

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Hendersonville Toy Company's fundraising. However, Hendersonville Toy Company may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Hendersonville Toy Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Hendersonville Toy Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Hendersonville Toy Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Hendersonville Toy Company's core business or the inability to compete successfully against the with other competitors could negatively affect Hendersonville Toy Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Hendersonville Toy Company's management or vote on and/or influence any managerial decisions regarding Hendersonville Toy Company. Furthermore, if the founders or other key personnel of Hendersonville Toy Company were to leave Hendersonville Toy Company or become unable to work, Hendersonville Toy Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Hendersonville Toy Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Hendersonville Toy Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Hendersonville Toy Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Hendersonville Toy Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Hendersonville Toy Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Hendersonville Toy Company's financial performance or ability to continue to operate. In the event Hendersonville Toy Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Hendersonville Toy Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Hendersonville Toy Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Hendersonville Toy Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Hendersonville Toy Company will carry some insurance, Hendersonville Toy Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Hendersonville Toy Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Hendersonville Toy Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Hendersonville Toy Company's management will coincide: you both want Hendersonville Toy Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Hendersonville Toy Company to act conservative to make sure they are best equipped to repay the Note obligations, while Hendersonville Toy Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Hendersonville Toy Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Hendersonville Toy Company or management), which is responsible for monitoring Hendersonville Toy Company's compliance with the law. Hendersonville Toy Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Hendersonville Toy Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Hendersonville Toy Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Hendersonville Toy Company, and the revenue of Hendersonville Toy Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Hendersonville Toy Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Hendersonville Toy Company is a newly established entity and has no history for prospective investors to consider.

This information is provided by Hendersonville Toy Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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